IntegraMed America, Inc.

Two Manhattanville Road

Purchase, NY 10577

September 29, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C.

Via EDGAR, facsimile (202.942.9533) and E-mail (rosenbergj@sec.gov)

Re: IntegraMed America, Inc.

Form 10-K for the year ended December 31, 2004

File Number 000-20260

Dear Mr. Rosenberg:

We have reviewed your comments on our above-noted filing.

We have responded to your comments (designated below by italics) by providing detailed explanations.

As requested, we have filed this response letter on EDGAR under the form type label CORRESP. We understand that you may have additional comments after reviewing our responses.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws in the United States.

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Form 10-K for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Shared Risk Refund Program, Page F-8

1.	Please tell us in detail how you recognize revenue for the shared risk refund program.

The Shared Risk Refund program consists of a package that includes up to three cycles of in vitro fertilization for one fixed price with a significant (approximately 70%) refund if the patient does not deliver a baby. Under this financial program, the parties are IntegraMed America, Inc. and the couple (also referred to as consumers or patients) wishing to become pregnant, the Company receives an upfront deposit directly from consumers who qualify for the program and pays contracted fertility centers a defined reimbursement for each treatment cycle performed for the related patient. Expenses related to the program include the cost of services for the shared risk patient paid by IntegraMed to the fertility centers as well as screening, enrollment and related selling, general, administrative and case management costs at the Company, all of which are recorded as incurred.

Prior to the completion of the first cycle of treatment, the entire patient deposit is fully refundable and none of the payment has been recorded as revenue. At the time of the completion of the first cycle of treatment, by contract,

30% of the patient payment becomes non-refundable, irrespective of the outcome of the pregnancy. It is at this point that substantially all of the screening, enrollment and preliminary case management as well as related selling, general and administrative services at the Company are concluded (leaving only minor case management services and the payment to contracted fertility for additional services, if any, to be performed) and this non-refundable portion of the patient payment is earned and recognized as revenue.

Revenues related to potentially refundable amounts are deferred until the pregnancy outcome is determined. Pregnancy is determined clinically by medical staff at the fertility center and is defined as the existence of a fetal heartbeat, which occurs approximately two months after clinical pregnancy. Once pregnancy is established, the remaining 70% of the patient payment is recognized as revenue as the Company’s services are completed. Our contract calls for the delivery of a baby so there is some risk that the pregnancy will not result in the delivery of a baby. As such, a warranty reserve for estimated refunds due to pregnancy loss is maintained which is based on historical averages of pregnancy losses applied to the revenues recorded within the applicable periods. Based upon the Company’s experience, the Company developed the factors for estimating a pregnancy loss warranty reserve for those cases that may not result in the delivery of a baby. This reserve rate is lower than the pregnancy loss rate in the general population as (a) patients are screened and must meet strict medical qualifications prior to enrolling in the Shared Risk Refund program, and (b) the factor having the most impact on a reserve rate stems from the fact that most of the patients go on to additional treatment cycles if a pregnancy occurs with a substantial portion of them eventually becoming successful in delivering a baby. The Company has not had any significant variations between the actual and estimated amount of refunds and believes it would be a remote possibility for a material adjustment to previously recorded revenue to be required.

The Company has followed Staff Accounting Bulletin 101 (SAB 101) in developing its revenue recognition criteria for the Shared Risk Refund Program. SAB 101 states that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists (a signed contract exists between the Shared Risk Refund Program patient and the Company),
•

Delivery has occurred or services have been rendered (recognition of the 30% non-refundable portion of the payment requires completion of all screening, enrollment and preliminary case management as well as related selling, general and administrative activities by the Company as well as a definitive event, the conclusion of the first cycle of treatment, which by contract, makes only 70% of the payment refundable. The remaining portion of the payment is recognized upon pregnancy, net of a warranty reserve for pregnancy loss).

•

The seller’s price to the buyer is fixed or determinable (the cost of the program to the Shared Risk Refund Patient is determined upfront, is fixed and agreed to by the Patient at the contract signing),

and

•	Collectibility is reasonably assured (a full deposit is collected upfront before services are provided).

Recognition of the non-refundable portion of the Patient payment as revenue at the time pregnancy is established net of estimated pregnancy warranty reserve is in accordance with SAB 101 as all of the following criteria have been met:

•

The estimates of terminations or cancellations and refunded revenues are being made for a large pool of homogeneous items. (The Company’s estimates for pregnancy loss reserves are based on a significant quantity of identical transactions over an eight year period.)

•

Reliable estimates of the expected refunds can be made on a timely basis. Either of the following two items would be considered indicative of an inability to make reliable estimates: (1) recurring, significant differences between actual experience and estimated cancellation or termination rates even if the impact of the difference on the amount of estimated refunds is not material to the consolidated financial statements or (2) recurring variances between the actual and estimated amount of refunds that are material to either revenue or net income in quarterly or annual financial statements. In addition, the staff believes that an estimate, for purposes of meeting this criterion, would not be reliable unless it is remote that material adjustments (both individually and in the aggregate) to previously recognized revenue would be required. The staff presumes that reliable estimates cannot be made if the customer’s termination or cancellation and refund privileges exceed one year. (The Company has not had any significant variations between the actual and estimated amount of refunds and believes it would be a remote possibility for a material adjustment to previously recorded revenue to be required.)

•

There is a sufficient company-specific historical basis upon which to estimate the refunds, and the company believes that such historical experience is predictive of future events. In assessing these items, the staff believes that estimates of future refunds should take into consideration, among other things, such factors as historical experience by service type and class of customer, changing trends in historical experience and the basis thereof (e.g., economic conditions), the impact or introduction of competing services or products, and changes in the customer’s “accessibility” to the refund (i.e., how easy it is for customers to obtain the refund). (The Company has a sufficient company specific historical basis to estimate the refunds and believes the historical experience to be predictive of future events. Economic conditions, competing services and accessibility to the refund do not impact the computation of the pregnancy warranty reserve.)

•

The amount of the membership fee specified in the agreement at the outset of the arrangement is fixed, other than the customer’s right to request a refund. (Not applicable, or if an “upfront deposit” is substituted for “membership fee”, then the fee specified in the arrangement is fixed.)

The amount of refundable Shared Risk Program Patient payments subject to refund is included in the balance sheet as “Patient Deposits”. Prospectively, we will separately disclose on the balance sheet the amount of the refundable Shared Risk Program Patient payments as the program’s growth is approaching the point that an individual line item is warranted.

Patient Deposits, Page F-9

2.	Please provide us the following information to help us evaluate your accounting for patient deposits:

a)     Tell us why it is appropriate to record deposits made by patients of the fertility centers when you do not provide patient services.

Patient deposits represent advanced payment for services made by patients of the fertility centers. Such amounts are deposited by the fertility centers into IntegraMed bank accounts and are held by the Company as custodian, until the time service is rendered, at which point the fertility center records the revenue and the Company releases the funds to the fertility center. In the event refunds are due the patient, they are made directly by the Company with funds drawn on it’s bank accounts and not the accounts of the fertility center.  The Company believes the characterization of the funds as Patient Deposits is appropriate as the purpose of such funds still remains as an upfront payment by a patient for which services have not yet been rendered and which is refundable to the patient if the service is not provided.

Patient deposits also include unearned revenue related to the Shared Risk Refund program.

b)    Please separately quantify the unearned revenue related to the shared risk refund program and tell us why classifying it under “patient deposits” is appropriate.

At December 31, 2004, approximately $2.8 million (at June 30, 2005 approximately $4.6 million) of refundable shared risk refund payments were included in Patient Deposits. These payments have not been earned as the patients have not achieved pregnancy.

The Company has taken as support for its classification of the unearned revenue related to the shared risk refund program, the position covered by Statement of Financial Accounting Concepts No. 6 which states “deposits and prepayments received for goods or services to be provided—”unearned revenues,” such as subscriptions or rent collected in advance—likewise qualify as liabilities under the definition because an entity is required to provide goods or services to those who have paid in advance.”

The Company also believes that the classification Patient Deposits, which represent payments in advance of services whether for traditional or Shared Risk Refund patients, represents both the legal and economic nature of the underlying transaction.

However, as stated at the conclusion of our reply to question number 1, prospectively, we will separately disclose on the balance sheet the amount of the refundable Shared Risk Program Patient payments as the program’s growth is approaching the point that an individual line item is warranted. We have not determined a caption for this line item, but it will be along the lines of “Refundable Shared Risk Refund Program Deposits” or “Unearned Shared Risk Refund Program Revenue”.

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Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,

John W. Hlywak, Jr.

Senior Vice President and Chief Financial Officer

cc: Gerardo Canet

Robert Valletta, PricewaterhouseCoopers via email to	robert.m.valletta@us.pwc.com

John Pennett, Amper, Politziner & Mattia via email to Pennett@amper.com

Richard Frecker, Dorsey & Whitney via email to Collins.Kevin@dorseylaw.co